SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING

April 15, 2019

INDEX

(i) Suspension of the exercise of shareholder rights	3
(ii) Hiring a first rate Bank or Consultancy	3
(iii) Establishment of the number of members that will compose the Company's Board of Directors	4
(iv) Election of all members of the Board of Directors	4
(v) Amendment of the Company's Bylaws	5
(vi) Consolidation of the Company's Bylaws	6
(vii) Voluntary delisting of the Company's shares of the New York Exchange (NYSE)	6
(viii) Additional Information and Where to Find it	6
Appendix I – INFORMATION ON THE CANDIDATES THE BOARD OF DIRECTORS	7
Appendix II – Information concerning the amendments of the company's bylaws	12
Appendix III – REMOTE VOTING BALLOTS	86

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

Dear Shareholders,

The Company’s Management hereby submits to shareholders the following proposal for deliberation at the Extraordinary Shareholders’ Meeting to be held on first call on April 15, 2019 (“Assembleias”):

(i) Suspension of the exercise of shareholder rights.

We propose the suspension of the exercise of shareholders rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of the Brazilian Corporation Law in violation of the obligation imposed by the Company’s Bylaws.

(ii) Hiring a first rate Bank or Consultancy.

We propose the hiring of a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs).

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

(iii) Establishment of the number of members that will compose the Company’s Board of Directors.

We propose, pursuant to article 15 of Gafisa’s Bylaws, to establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors.

(iv) Election of all members of the Board of Directors.

The election of the members of the Company’s Board of Directors can be made through two voting systems: (i) slate voting or (ii) multiple vote process. The slate voting allows the selection of members of each slate entitled to one shareholder or group of shareholders so that all the Board vacancies are filled by members of the most voted slate. In turn, the multiple vote process is a procedure by means of which each share receives as many votes as the number of vacancies to be filled in the Board of Directors, and shareholder has the right of cumulating votes in one single candidate or distribute them among various candidates.

The minimum percentage to request the adoption of the multiple vote process is 5% of the capital stock and shareholders may request the multiple vote process to the Company, in writing, within 48 hours prior to the Meetings. If the Company’s shareholders did not request to adopt the multiple vote, members of the Board of Directors shall be elected by means of slates previously registered with the presiding board of the Meetings or submitted to the Company, as provided for in Article 28 of ICVM 481.

In addition, since the Company neither has a controlling shareholder, nor preferred shares, the separate voting mechanism provided for in Article 141, Paragraphs 4 and 5 of Law No. 6.404/76 shall not apply.

According to the advice of the Company’s Nomination and Corporate Governance Committee, we propose the electoral slate of the following members to the Company’s Board of Directors, all of them with term of office to expire at the 2021 Annual Shareholders’ Meeting:

(a)  André de Almeida Rodrigues;

(b)  Antonio Carlos Romanoski;

(c)  Augusto Marques da Cruz Filho;

(d)  Demian Fiocca

(e)  Nelson Sequeiros Rodriguez Tanure;

(f)   Roberto Portella; e

(g)  Thomas Reichenheim.

The candidates nominated herein are free and unimpeded to perform respective positions, pursuant to the Law, and they comply with legal requirements, regulations or statutory requirements in force, and this verification was made before being nominated to the position as member of the Board of Directors, by means of information provided by candidates to the Company, pursuant to Law No. 6.404/76 and CVM Instruction No. 367/02.

We also point out that as per candidates’ declarations and according to the opinion expressed by the Company’s Board of Directors in the minutes of the meeting held on March 26, 2018, all candidates fit into the independence criteria provided for in the Novo Mercado rules, segment in which the Company’s shares are traded.

Finally, pursuant to Article 10 of ICVM 481, the information about the candidates to the positions as members of the Board of Directors supported by the Company’s Management is detailed in Appendix II hereto.

(v)  Amendment of the Company’s Bylaws:

(i) update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value (“Share Number Decrease”); and (ii) increase the value of the Company’s authorized capital  shares to 120,000,000 (one hundred and twenty million) common shares.

As indicated above, the management proposal for the Company’s Bylaws update are split, basically, in two items.

The Company’s management proposes, due to the cancellation of shares approved by the Board of Directors at November 19, 2018 and January 22, 2019 meetings, the update of the caput of Article 5.

Due to the implementation of Gafisa Serviços, it is necessary to include the purpose of leasing own assets. Thus, it is proposed the insertion of item (v) on Article 3 of the Company’s Bylaws.

Pursuant to Article 10 of ICVM 481, the information necessary to analyze the Bylaws update proposal are detailed in Appendix IV of this proposal.

(vi) Consolidation of the Company’s Bylaws

As a consequence of the proposals object of item (iii), the Company’s management also proposes the consolidation of the Bylaws, as detailed in Appendix IV of this proposal.

(vii) Voluntary delisting of the Company’s shares of the New York Exchange (NYSE).

We propose the ratification of the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1, in line with the Material Fact of November 26, 2018.

(viii) Additional Information and Where to Find it.

The documents provided for by ICVM 481 were submitted to CVM at the present time, via the Periodic Information System (IPE), and are available to shareholders, at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and examined at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

Shareholders may exercise their remote voting right, by completing the remote voting form for the Meetings made available by the Company. Shareholders opting for exercising their voting right via the Remote Voting Form shall comply with the rules and formalities described in the Remote Voting From and item 12.2 of the Company’s Reference Form (Rules, policies, and practices referring to general meetings), available on the websites mentioned above.

São Paulo, March 15, 2019   .

The Management

Gafisa S.A.

Appendix I – Information on the candidates the Board of directors

(as per items 12.5 to 12.10 of Appendix 24 of ICVM 480)

12.5. / 12.6. Composition and professional experience of the management

Name			CPF
Professional Experience / Declaration of eventual convictions / Independence criteria

Name	Birth date	Management body	Date of election	Termo of Office	No. Of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other postitions and duties performed at the issuer		Independent member	Description of another position/title
André de Almeida Rodrigues	05/08/1974	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	0 (if elected, this new termo f office will be the 1st consecutive)
752.627.206-25	Lawyer	Sitting member of the Board of Directors	04/15/2019	N/A	N/A
No other positions or titles held at the Company		Yes	Yes
Augusto Marques da Cruz Filho	10/16/1952	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	1 (if elected, this new termo f office will be the 2nd consecutive)
688.369.968-68	Economist	Chairman of the Board of Directors	04/15/2019	N/A	100%
Member of the Audit Committee and of the Committee of Corporate Governance and Remuneration		Yes
Antonio Carlos Romanoski	12/02/1945	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	0 (if elected, this new termo f office will be the 1st consecutive)
005.084.389-34	Lawyer	Independent member of the Board of Directors (Effective)	04/15/2019	N/A	N/A
No other positions or titles held at the Company		Yes

Name			CPF
Professional Experience / Declaration of eventual convictions / Independence criteria
Demian Fiocca	07/12/1968	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	0 (if elected, this new termo f office will be the 1st consecutive)
130.316.328-42	Economist	Sitting member of the Board of Directors	04/15/2019	N/A	N/A
No other positions or titles held at the Company		Yes
Nelson Sequeiros Rodriguez Tanure	11/21/1951	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	0 (if elected, this new termo f office will be the 1st consecutive)
041.747.715-53	Business administrator	Sitting member of the Board of Directors	04/15/2019	N/A	N/A
No other positions or titles held at the Company		Yes	Yes
Roberto Luz Portella	08/08/1944	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	1 (if elected, this new termo f office will be the 2nd consecutive)
039.031.417-04	Lawyer	Independent member of the Board of Directors (Effective)	04/15/2019	N/A	N/A
No other positions or titles held at the Company		Yes
Thomas Cornelius Azevedo Reichenheim	12/04/1947	Board of Directors	Proposal to be elected at the EGM of 04/15/2019	If elected, until 2021 Annual General Meeting	1 (if elected, this new termo f office will be the 2nd consecutive)
199.437.738-20	Business administrator	Independent member of the Board of Directors (Effective)	04/15/2019	N/A	N/A
Yes
No other positions or titles held at the Company

Name	CPF
Professional Experience / Declaration of eventual convictions / Independence criteria
André de Almeida Rodrigues	752.627.206-25

Professional Experience: Lawyer, Bachelor of Laws from the Pontifical Catholic University of Minas Gerais (PUC Minas) and holds a degree in Corporate Law from Georgetown University, Washington, D.C. and Pontifical Catholic University of São Paulo (PUC-SP). He worked in large offices in Brazil and New York, as well as internal counsel for the Organization of American States (OAS) in Washington, D.C. He was a Member of the Board of Directors of Infoserver Informática S.A. (currently called "Wipro"); President of the Inter-American Bar Association (2011 - 2013); Member of the International Relations Committee of the Federal Council of the OAB (2012-2013); and Director of International Relations of the Institute of Lawyers of São Paulo (IASP) (2013 - 2016).Currently André de Almeida is founding partner of the law firm Almeida Advogados; Member of the Board of Directors of Camargo Corrêa Comércio e Construções; Member of the Globalaw Board; Member of the Board of the Institute of Lawyers of São Paulo (IASP); Chairman of the IASP Minority Rights Standing Committee; and Member of the Board of the Brazilian Chamber of Electronic Commerce (Câmara-e.net).

Declaration of eventual convictions: Mr. André de Almeida Rodrigues declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Augusto Marques da Cruz Filho	688.369.968-68

Professional Experience: PhD and postgraduate in Economic Theory by the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences by the Faculty of Economics and Administration of the University of São Paulo (FEA-USP), having also attended Exterior Development Course at – Insead – Institut Européen d’Aministration des Affaires. He served in the Pão de Açúcar Group for 11 years as executive director of the company, financial administrative director and, for two and a half years, as CEO, until leaving office in 2005. Between 2005 and 2010 he was a member of the Board of Directors and B2W Audit Committee. Since April 2016 he has been Chairman of the Board of Directors of BR Distribuidora. He is also a member of the Board of Directors of JSL S.A. and General Shopping, being in this last one since 2015

Declaration of eventual convictions: O Sr. Augusto Marques da Cruz Filho declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets.

Antonio Carlos Romanoski	005.084.389-34

Professional Experience: He held several activities at the Electric Power Company of Paraná - COPEL in 17 years: Manager, in the areas of Finance and Human Resources; was a superintendent (resident) in the construction of the Salto Osório and Foz do Areia Power Plants. Responsible for attracting foreign financing to international agencies. He held the positions of Administrative Officer, Chief Financial Officer and member of the Board of Directors. He worked for 15 years at Refrigeração Paraná S.A., the second largest manufacturer of Domestic Appliances in the country. He held the positions of Chief Financial Officer, General Director and Market Relations Officer. Led the process of merger purchase and merger of Industries Pereira Lopes. Led the process of restructuring the Prosdócimo Organizations, with the merger and incorporation of 14 companies. Coordinated the operational process of the sale of the company to Electrolux do Brasil S.A., in which he was Chief Executive Officer (3 years) and Member of the Board of Directors. Promoted the fusion of Refripar with Electrolux S.A., creating Electrolux do Brasil. Promoted the merger of Electrolux / Prosdócimo brands. He was president of the Atlas of Home Appliances industry, where he’s a member of the Board of Directors since 1988. Member of the Board of Directors of TEKA - Tecelagem Kuenrich S.A. in 2003/2004. In the same period, he was a member of the Board of Directors of Ferropar - Ferrovia Paraná S / A. He has been a shareholder of CEFI - Center of Excellence in Finance since 1994, which provides business advice with specialization in mergers, acquisitions, family businesses and financial structuring. He coordinated the following projects, among others: - City Hall of Curitiba - Financial restructuring and capitalization - Inepar S / A Indústria e Construção - Restructuring of the Group and creation of the Holding Company - De Lara Transportes - Evaluation of the company and advisor in the sale to ALL - Sonae Emplanta - Advisory on fundraising for Shopping Center - Copel - Member of the Consortium for the privatization of the company - HSBC - Training of 2,000 managers and directors in the EVA concept - Souza Cruz - Advice on investment project in the State of Paraná - Unimed Rio - Restructuring and market adequacy. He is also a shareholder of Romanoski & Associados

Declaration of eventual convictions: Mr. Antonio Carlos Romanoski, declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets;

Demian Fiocca	130.316.328-42

Professional Experience: Graduated and master in economics from the University of São Paulo ("USP"), having attended training courses for executives at IESE (Barcelona) and IMD (Lausanne). It had its approval in a certification examination issued by the Institutional Investor Relations Superintendency (SIN), in view of its proven experience and knowledge in the capital market. At Mare, Mr. Demian Fiocca is Managing Partner, responsible for the Administration of Securities Portfolios, from November 2010 to the present date. Demian Fiocca has also been a member of the Board of Directors of Oi, a telecommunications company since 2016, and has been a member of FIESP's Board of Directors since 2012.

Declaration of eventual convictions: Mr. Demian Fiocca declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets;

Nelson Sequeiros Rodriguez Tanure	041.747.715-53

Professional Experience: is the Chief Executive Officer of Docas Investimentos SA. He has been an investor of PETRO RIO SA since 2013. He acquired Editora Pesos SA in 2006. He entered into a usufruct agreement with Jornal do Brasil, Gazeta Mercantil and Forbes magazine in 2001. He became the controlling shareholder of Docas SA and its subsidiaries Boavista SA and Boavista Trading in 1999. Incorporated ISHIBRAS, forming the company "Indústrias Verolme-Ishibras SA" - IVI in 1994. He was Chairman of the Board of Directors of SADE VIGESA SA (a merger of Sul Americana de Engenharia SA and Villares Equipamentos) in 1991. He acquired EMAQ VEROLME ESTALEIROS SA (merger of EMAQ Engenharia e Máquinas SA and Verolme 1989. He founded RCI - Representação e Comércio Internacional Ltda., a Brazilian trading and holding company that holds the shareholding control of SEQUIP - Serviços de Engenharia e Equipamentos SA and EMAQ - Engenharia e Máquinas SA in 1983. He holds a degree in Business Administration by the Federal University of Bahia in 1975 and graduated from the Institut des Hautes Etudes de Development Economique et Social - Université Paris I in 1976. He holds a specialization from Harvard Business School - Owner / President Management Program Unit I (10/18/2015 - 06/11 / 2015) and Program Unit II (10/30/2016 - 11/18/2016).

Declaration of eventual convictions: Mr. Nelson Tanure, declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets;

Roberto Luz Portella	039.031.417-04
Professional Experience: partner at Demarest Almeida Law Office, Setor Assessoria, Member of the American Chamber for Brazil (AMCHAN-SP), Member of the Audit Committee of Petro S.A..

Declaration of eventual convictions: Mr. Roberto Portela declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets;

Thomas Cornelius Azevedo Reichenheim	199.437.738-20

Professional Experience: He holds a degree in Business Administration in from Fundação Getúlio Vargas and in Law from FMU (Faculdades Metropolitanas Unidas) - 1972. He is the former Director of several companies, notably Banco Auxiliar, Auxiliar Banco de Investimentos, Auxiliar Seguradora, La Fonte Fechaduras and LFTel SA. He is the owner of Carisma Comercial Ltda. of T.R Portfolios Ltda. and advice on the opening of capital and financial institutions.

Declaration of eventual convictions: Mr. Thomas Reichenheim, declared that: over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence criteria: To determine the independence of this member of the Board of Directors, the Company used as a criterion the provisions of art. 16 of the Novo Mercado Regulations, of Article147 of Law No. 6.404/76 and the rules of the New York Stock Exchange, observing that it has securities registered in these two markets;

12.9. Existence Of Marital Relationship, Common-Law Marriage Or Kinship Up To Second Degree Related To Management Of The Issuer, Subsidiaries And Controlling Shareholders

There is no marital relationship, common-law marriage or kinship up to second degree among Management Candidates or among them and Management of direct or indirect subsidiaries of the Company.

The Company’s Code of Ethics allows employment relation between brothers, sons, parentes, grandparents, cousins, fathers-in-law and partners as long as it doesn’t involve direct subordination between the affected employees or at its direct or indirect subsidiaries.

The Company’s interests should prevail over private ones of related parties, that being: employees, suppliers, partners and shareholders.

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

12.10. Subordination relations, services rendering or control between management and subsidiaries, controlling shareholders and others:

There are no subordination relations or controls between Management and subsidiaries, no controlling shareholders, as this is a diffuse capital company.

Referring to services rendering, the Company’s Code of Ethics forbids any services relations between the Company’s suppliers, customers, debtors or creditors with its managers, employees and 1st degree employees’ family members (father, mother, siblings, children), spouse, cousins, uncles and nephews. The Company also forbids engaging companies or consulting firms owned by former employees who left the Company less than one year. The Company’s interests should prevail over private ones of related parties, that being: employees, suppliers, partners and shareholders

In addition, the Audit Committee is in charge of setting forth the guidelines for the Company to hire employees or former employees of the independent auditor.

** ** **

APPENDIX II – Information concerning the amendments  of the company’s bylaws

(pursuant to article 11 of CVM Instruction 481)

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
CHAPTER I - NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I - NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I - NAME, HEADQUARTERS, PURPOSE AND DURATION	No change.
Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.	Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.	Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.	No change.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

No change.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

No change.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Article 4. The Company has an indefinite term of duration.	Article 4. The Company has an indefinite term of duration.	Article 4. The Company has an indefinite term of duration.	No change.
CAPÍTULO II CHAPTER II - CAPITAL AND SHARES	CAPÍTULO II CHAPTER II - CAPITAL AND SHARES	CAPÍTULO II CHAPTER II - CAPITAL AND SHARES	No change.
Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 44,757,914 common shares, all registered, book-entry and without par value.	Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 43,357,589 common shares, all registered, book-entry and without par value.	Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into ~~44,757,914~~ 43,357,589 common shares, all registered, book-entry and without par value.

Amendment to the Bylaws to reflect the cancellation of shares approved by the Company's Board of Directors on December 19, 2018, with the cancellation of 1,030,325 shares and on January 22, 2019, with the cancellation of 370,000 shares.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	No change.
§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.	§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.	§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.	No change.
§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).	§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).	§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).	No change.

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporation Law”).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporation Law”).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporation Law”).

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 71,031,876 common shares.

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 120,000,000 common shares.

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of ~~71,031,876~~ 120,000,000 common shares.

Adequacy of the capital limit as a result of the deliberation of the Board of Directors at a meeting held on March 15, 2019, in order to maintain flexibility in the Company's capital structure, lost when the current limit was reached.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

No change.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporation Law. Pursuant to Article 171, §3 of the Brazilian Corporation Law, there shall be no preemptive rights on the grant and exercise of stock call options.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporation Law. Pursuant to Article 171, §3 of the Brazilian Corporation Law, there shall be no preemptive rights on the grant and exercise of stock call options.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporation Law. Pursuant to Article 171, §3 of the Brazilian Corporation Law, there shall be no preemptive rights on the grant and exercise of stock call options.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
CHAPTER III - GENERAL MEETING OF SHAREHOLDERS	CHAPTER III - GENERAL MEETING OF SHAREHOLDERS	CHAPTER III - GENERAL MEETING OF SHAREHOLDERS	No change.

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

No change.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

No change.
§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	No change.
§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.	§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.	§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.	No change.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph..

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph.

No change.
Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:	Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:	Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:	No change.
(a) waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;	(a) waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;	(a) waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;	No change.
(b) resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporation Law, observing the provisions of the Novo Mercado Rules.	(b) resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporation Law, observing the provisions of the Novo Mercado Rules.	(b) resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporation Law, observing the provisions of the Novo Mercado Rules.	No change.

Sole Paragraph – The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

Sole Paragraph – The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

Sole Paragraph – The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

No change.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

No change.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
§3. The suspension of rights shall cease when the violated obligation is performed.	§3. The suspension of rights shall cease when the violated obligation is performed.	§3. The suspension of rights shall cease when the violated obligation is performed.	No change.
CHAPTER IV - MANAGEMENT SECTION IV.I. - GENERAL RULES	CHAPTER IV – MANAGEMENT SECTION IV.I. - GENERAL RULES	CHAPTER IV – MANAGEMENT SECTION IV.I. - GENERAL RULES	No change.
Article 11. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).	Article 11. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).	Article 11. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).	No change.

Article 12. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Article 12. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Article 12. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

No change.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

No change.

(a)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

(a)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

(a)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

No change.

(b)    the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(b)    the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(b)    the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

No change.

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

No change.

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(f) the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;	(f) the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;	(f) the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;	No change.

(g)    the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(g)    the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(g)    the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

No change.

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

No change.

(j)      no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

(j)      no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

(j)      no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

No change.
SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO) Composition	SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO) Composition	SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO) Composition	No change.

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, as per definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporation Law, shall be likewise deemed independent member(s).

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, as per definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporation Law, shall be likewise deemed independent member(s).

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, as per definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporation Law, shall be likewise deemed independent member(s).

No change.

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.	§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.	§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.	No change.
Functioning	Functioning	Functioning	No change.

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

No change.

§1. As set forth in Article 150 of the Brazilian Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

§1. As set forth in Article 150 of the Brazilian Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

§1. As set forth in Article 150 of the Brazilian Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

No change.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

No change.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

No change.
§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	No change.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

No change.
§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.	§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.	§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Powers	Powers	Powers	No change.
Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:	Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:	Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:	No change.
(a) fix the general direction of the Company’s business;	(a) fix the general direction of the Company’s business;	(a) fix the general direction of the Company’s business;	No change.
(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;	(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;	(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;	No change.

(c)     approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(c)     approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(c)     approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

No change.

(d)    attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

(d)    attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

(d)    attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(e) nominate a slate for the election of the board of directors;	(e) nominate a slate for the election of the board of directors;	(e) nominate a slate for the election of the board of directors;	No change.

(f)     elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(f)     elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(f)     elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

No change.

(g)    supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(g)    supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(g)    supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

No change.

(h)    determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(h)    determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(h)    determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

No change.

(j)      in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

(j)      in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

(j)      in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

No change.
(k) call general shareholders’ meetings;	(k) call general shareholders’ meetings;	(k) call general shareholders’ meetings;	No change.
(l) submit to the shareholders in general meeting any proposed amendment to these Bylaws;	(l) submit to the shareholders in general meeting any proposed amendment to these Bylaws;	(l) submit to the shareholders in general meeting any proposed amendment to these Bylaws;	No change.
(m) issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;	(m) issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;	(m) issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(n)    attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(n)    attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(n)    attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

No change.

(o)    authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(o)    authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(o)    authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

No change.
(p) appoint and dismiss the Company’s independent auditors;	(p) appoint and dismiss the Company’s independent auditors;	(p) appoint and dismiss the Company’s independent auditors;	No change.

(q)    approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(q)    approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(q)    approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(r)     approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(r)     approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(r)     approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

No change.
(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	No change.

(t)     approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(t)     approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(t)     approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

No change.

(u)    authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(u)    authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(u)    authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(v)    authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(v)    authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(v)    authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	No change.

(x)    issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof; and

(x)    issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof; and

(x)    issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof; and

No change.
(y) analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;	(y) analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;	(y) analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;	No change.
SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)	SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)	SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)	No change.
Article 21. The executive board is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.	Article 21. The executive board is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.	Article 21. The executive board is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.	No change.

Article 22. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Article 22. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Article 22. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.	Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.	Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.	No change.

Article 23. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 23. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 23. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

No change.

Article 24. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 24. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 24. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

No change.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Article 26. The duties of the chief executive officer are to:	Article 26. The duties of the chief executive officer are to:	Article 26. The duties of the chief executive officer are to:	No change.

(a)    submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(a)    submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(a)    submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

No change.

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

No change.
(c) formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;	(c) formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;	(c) formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;	No change.
(d) establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;	(d) establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;	(d) establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(e) coordinate and supervise the work of the executive board, and to call and chair its meetings;	(e) coordinate and supervise the work of the executive board, and to call and chair its meetings;	(e) coordinate and supervise the work of the executive board, and to call and chair its meetings;	No change.
(f) develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;	(f) develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;	(f) develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;	No change.
(g) attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;	(g) attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;	(g) attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;	No change.

(h)    represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(h)    represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(h)    represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

No change.
(i) supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.	(i) supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.	(i) supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

No change.
Article 28. The duties of the chief financial officer are to:	Article 28. The duties of the chief financial officer are to:	Article 28. The duties of the chief financial officer are to:	No change.

(a)    be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(a)    be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(a)    be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

No change.

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(c) ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;	(c) ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;	(c) ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;	No change.
(d) be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;	(d) be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;	(d) be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;	No change.
(e) ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;	(e) ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;	(e) ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;	No change.
(f) perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;	(f) perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;	(f) perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;	No change.

(g)    ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(g)    ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(g)    ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(h) define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;	(h) define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;	(h) define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;	No change.
(i) participate in the executive board meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and	(i) participate in the executive board meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and	(i) participate in the executive board meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and	No change.

(j)      represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

(j)      represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

(j)      represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

No change.
Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:	Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:	Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:	No change.
(a) promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;	(a) promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;	(a) promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(b) coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;	(b) coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;	(b) coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;	No change.
(c) coordinate the performance of its area and specific liabilities with those of the other officers;	(c) coordinate the performance of its area and specific liabilities with those of the other officers;	(c) coordinate the performance of its area and specific liabilities with those of the other officers;	No change.

(d)    ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(d)    ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(d)    ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

No change.

(e)     attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(e)     attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(e)     attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

No change.

(f)     be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(f)     be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(f)     be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(g)    be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(g)    be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(g)    be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

No change.
(h) submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;	(h) submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;	(h) submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;	No change.

(i)     monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(i)     monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(i)     monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

No change.
(j) ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;	(j) ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;	(j) ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;	No change.
(k) ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;	(k) ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;	(k) ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(l)     be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(l)     be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(l)     be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

No change.

(m)   monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(m)   monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(m)   monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

No change.
(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	No change.
(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(p)    conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(p)    conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(p)    conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

No change.

(q)    monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(q)    monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(q)    monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

No change.
(r) be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;	(r) be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;	(r) be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;	No change.
(s) position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and	(s) position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and	(s) position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(t) represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.	(t) represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.	(t) represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.	No change.
Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:	Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:	Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:	No change.
(a) any two officers;	(a) any two officers;	(a) any two officers;	No change.
(b) any officer acting jointly with an attorney-in-fact with specific powers; or	(b) any officer acting jointly with an attorney-in-fact with specific powers; or	(b) any officer acting jointly with an attorney-in-fact with specific powers; or	No change.
(c) two attorneys-in-fact with specific powers.	(c) two attorneys-in-fact with specific powers.	(c) two attorneys-in-fact with specific powers.	No change.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

No change.
(a) for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;	(a) for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;	(a) for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;	No change.
(b) the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and	(b) the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and	(b) the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and	No change.

(c)     the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

(c)     the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

(c)     the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

No change.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

No change.
SECTION IV.IV. - ADVISORY COMMITTEES	SECTION IV.IV. - ADVISORY COMMITTEES	SECTION IV.IV. - ADVISORY COMMITTEES	No change.

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

No change.
§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.	§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.	§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.	No change.
Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.	Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.	Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.	No change.
§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.	§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.	§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.	No change.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.	§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.	§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.	No change.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

No change.
§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the advisory committees.	§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the advisory committees.	§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the advisory committees.	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Audit Committee	Audit Committee	Audit Committee	No change.

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

No change.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

No change.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

No change.

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

No change.
(a) issue opinion on the hiring and removal of independent auditing services;	(a) issue opinion on the hiring and removal of independent auditing services;	(a) issue opinion on the hiring and removal of independent auditing services;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(b) assess quarterly information, interim statements and financial statements;	(b) assess quarterly information, interim statements and financial statements;	(b) assess quarterly information, interim statements and financial statements;	No change.
(c) monitor the internal audit activities and the Company’s internal controls area;	(c) monitor the internal audit activities and the Company’s internal controls area;	(c) monitor the internal audit activities and the Company’s internal controls area;	No change.
(d) assess and monitor the Company’s risk exposures;	(d) assess and monitor the Company’s risk exposures;	(d) assess and monitor the Company’s risk exposures;	No change.
(e) assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;	(e) assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;	(e) assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;	No change.

(f)         seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

(f)         seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

(f)         seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

No change.

(g) recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(g) recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(g) recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(h) supervise the work of independent auditors;	(h) supervise the work of independent auditors;	(h) supervise the work of independent auditors;	No change.
(i) review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;	(i) review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;	(i) review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;	No change.
(j) evaluate the qualifications, performance and independence of auditors;	(j) evaluate the qualifications, performance and independence of auditors;	(j) evaluate the qualifications, performance and independence of auditors;	No change.
(k) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;	(k) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;	(k) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;	No change.

(l)         at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(l)         at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(l)         at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

No change.
(m) review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;	(m) review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;	(m) review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(n)        review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(n)        review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(n)        review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

No change.

(o)        review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(o)        review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(o)        review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(p)        review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(p)        review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(p)        review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(q)        consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(q)        consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(q)        consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

No change.
(r) settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;	(r) settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;	(r) settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;	No change.

(s)        review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(s)        review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(s)        review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(t) assist the board of directors in carrying out oversight functions of the executive board;	(t) assist the board of directors in carrying out oversight functions of the executive board;	(t) assist the board of directors in carrying out oversight functions of the executive board;	No change.

(u)        review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(u)        review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(u)        review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

No change.

(v)        review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(v)        review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(v)        review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(w)        analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

(w)        analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

(w)        analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

No change.
(z) analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.	(z) analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.	(z) analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.	No change.
Corporate Governance and Compensation Committee	Corporate Governance and Compensation Committee	Corporate Governance and Compensation Committee	No change.
Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.	Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.	Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.	No change.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.	§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.	§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.	No change.
Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:	Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:	Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:	No change.

(a)    propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(a)    propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(a)    propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

No change.
(b) annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;	(b) annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;	(b) annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;	No change.
(c) propose to the board of directors the orientation of votes to be cast as provided in Article 22, item (i);	(c) propose to the board of directors the orientation of votes to be cast as provided in Article 20, item (i);	(c) propose to the board of directors the orientation of votes to be cast as provided in Article ~~22~~ 20, item (i);	adjustment in the numbering to reflect the correct article

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(d)    recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

(d)    recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

(d)    recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

No change.

(e)     review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(e)     review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(e)     review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

No change.

(f)     recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(f)     recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(f)     recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(g)    recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(g)    recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(g)    recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

No change.

(h)    review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(h)    review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(h)    review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

No change.

(i)     identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(i)     identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(i)     identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(j) identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;	(j) identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;	(j) identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;	No change.
(k) recommend the appointment of members of the Audit Committee and other advisory committees;	(k) recommend the appointment of members of the Audit Committee and other advisory committees;	(k) recommend the appointment of members of the Audit Committee and other advisory committees;	No change.

(l)     develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(l)     develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(l)     develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

No change.

(m)   develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

m)   develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

m)   develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(n) periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;	(n) periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;	(n) periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;	No change.
(o) continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;	(o) continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;	(o) continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;	No change.

((p)    prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

((p)    prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

((p)    prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

No change.
(q) propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.	(q) propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.	(q) propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
CHAPTER V - FISCAL COUNCIL (CONSELHO FISCAL)	CHAPTER V - FISCAL COUNCIL (CONSELHO FISCAL)	CHAPTER V - FISCAL COUNCIL (CONSELHO FISCAL)	No change.

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

No change.
Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.	Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.	Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.	No change.
§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.	§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.	§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.	No change.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	No change.
CHAPTER VI - FISCAL YEAR, BALANCE SHEET AND RESULTS	CHAPTER VI - FISCAL YEAR, BALANCE SHEET AND RESULTS	CHAPTER VI - FISCAL YEAR, BALANCE SHEET AND RESULTS	No change.

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

No change.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	No change.
§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.	§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.	§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.	No change.
Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	No change.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

No change.
§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:	§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:	§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporation Law;

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporation Law;

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporation Law;

No change.

(b)    from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(b)    from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(b)    from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

No change.

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

No change.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

No change.
CHAPTER VII - CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO	CHAPTER VII - CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO	CHAPTER VII - CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO	No change.

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporation Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporation Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporation Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

No change.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, as of the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days as of the date of shareholder’s exercise of such right.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, as of the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days as of the date of shareholder’s exercise of such right.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, as of the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days as of the date of shareholder’s exercise of such right.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

No change.
CHAPTER VIII - PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE	CHAPTER VIII - PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE	CHAPTER VIII - PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE	No change.

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

No change.
§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.	§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.	§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.	No change.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

No change.
(a) it shall be directed equally to all shareholders of the Company;	(a) it shall be directed equally to all shareholders of the Company;	(a) it shall be directed equally to all shareholders of the Company;	No change.
(b) it shall be effected by an auction to be held on B3;	(b) it shall be effected by an auction to be held on B3;	(b) it shall be effected by an auction to be held on B3;	No change.

(c)    it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(c)    it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(c)    it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

No change.
(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;	(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;	(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;	No change.
(e) it shall be launched at the price determined and settled in cash, in national currency; and	(e) it shall be launched at the price determined and settled in cash, in national currency; and	(e) it shall be launched at the price determined and settled in cash, in national currency; and	No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.	(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.	(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.	No change.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

No change.
§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.	§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.	§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.	No change.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

No change.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporation Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporation Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporation Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:	Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:	Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:	No change.

(a)    if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(a)    if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(a)    if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

No change.

(b)    if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(b)    if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(b)    if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
(c) in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.	(c) in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.	(c) in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.	No change.

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

No change.

(a)    the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(a)    the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(a)    the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(b)    the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(b)    the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(b)    the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification

(c)    the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

(c)    the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

(c)    the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

No change.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporation Law.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporation Law.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporation Law.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
CHAPTER IX - LIQUIDATION	CHAPTER IX - LIQUIDATION	CHAPTER IX - LIQUIDATION	No change.

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

No change.
CHAPTER X - ARBITRATION	CHAPTER X - ARBITRATION	CHAPTER X - ARBITRATION	No change.

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporation Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporation Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporation Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

No change.

Original Writing	Proposed Amendments	Comparative Writing	Comments/Justification
CHAPTER XI - GENERAL PROVISIONS	CHAPTER XI - GENERAL PROVISIONS	CHAPTER XI - GENERAL PROVISIONS	No change.

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

No change.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

No change.

** ** *

APPENDIX III – REMOTE VOTING BALLOTS

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - GAFISA S.A. to be held on 04/15/2019

Shareholder’s name
Shareholder’s CNPJ or CPF
E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the extraordinary general meeting of Gafisa SA (Company), to be held on first call on April 15, 2018, at. 9:00 a.m, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (Brazilian Corporation Law) and CVM Instruction 481/2009 (the ICVM 481).

To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.

In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

Exercise of voting by service providers

The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

Submission of the newsletter by the shareholder directly to the company

The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:

(i) Printed copy of this Bulletin, duly completed, initialed and signed; and

(ii) Authenticated copy of the following documents:

(a) For Brazilian Citizens: photo ID.

(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.

(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.

This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until November 23, 2018, also. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Avenida Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo

Email: atendimentoescrituracao@itau-unibanco.com.br

Telephone: 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations)

Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1.         Suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of the Brazilian Corporation Law in violation of the obligation imposed by the Company’s Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.         Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs)

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3.         Establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4.         Do you wish to require the adoption of the multiple voting election process for the election of the Board of Directors, in accordance with paragraph 3 of article 141 of the Brazilian Corporation Law?

[ ] Approve [ ] Reject [ ] Abstain

Election of the fiscal board by single group of candidates

Slate provided by the Board of Director’s

Augusto Marques da Cruz Filho

Demian Fiocca

André de Almeida Rodrigues

Nelson Sequeiros Rodriguez Tanure

Roberto Portella

Antonio Carlos Romanoski

Thomas Reichenheim

5.         Indication of all names that are in the slate

[ ] Approve [ ] Reject [ ] Abstain

6.         If one of the candidates that compose the chosen slate fails to integrate it, can the votes corresponding to your shares continue to be directed to the chosen slate?

[ ] Approve [ ] Reject [ ] Abstain

7.         In case of the adoption of the multiple voting election process, the votes corresponding to your shares shall be evenly distributed to the members of slate of your choice?

[ ] Approve [ ] Reject [ ] Abstain

8.         Display of all the candidates featured in the slate in order to assign the % (percentage):

.

Augusto Marques da Cruz Filho [   ]%

Demian Fiocca [   ]%

André de Almeida Rodrigues [   ]%

Nelson Sequeiros Rodriguez Tanure [   ]%

Roberto Portella [   ]%

Antonio Carlos Romanoski [   ]%

Thomas Reichenheim [   ]%

Simple Resolution

9.         Update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

10.       Increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

11.       Authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

12.       In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

[ ] Approve [ ] Reject [ ] Abstain

City: ________________________________________________________________________

Date: _______________________________________________________________________

Signature: ___________________________________________________________________

Shareholder’s Name: ___________________________________________________________

Phone Number:_______________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer